Exhibit 99.1

PolyPid Announces Proposed Underwritten Public Offering of Ordinary Shares

PETACH TIKVA, Israel, March 28, 2023 (GLOBE NEWSWIRE) -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, announced today that it has commenced an underwritten public offering of its ordinary shares, no par value (the “Ordinary Shares”). In addition, PolyPid intends to grant the underwriter a 30-day option to purchase up to an additional 15% of the number of Ordinary Shares offered in the offering at the public offering price, less underwriting discounts and commissions. All of the Ordinary Shares in the offering are being offered by PolyPid. The final terms of the proposed offering will depend on market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

PolyPid intends to use the net proceeds from the offering to fund ongoing clinical activities and development of D-PLEX100, working capital and other general corporate purposes.

Newbridge Securities Corporation is acting as the sole book-running manager of the offering.

The securities are being offered by PolyPid pursuant to a “shelf” registration statement on Form F-3 (File No. 333-257651) declared effective by the Securities and Exchange Commission (the “SEC”) on July 9, 2021. The offering is being made only by means of a prospectus supplement and the accompanying base prospectus, as may be further supplemented by any free writing prospectus and/or pricing supplement that the Company may file with the SEC. A preliminary prospectus supplement and the accompanying base prospectus describing the terms of the proposed offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the offering will be filed with the SEC and will also be available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement, the final prospectus supplement (when available) and the accompanying base prospectus relating to the offering can also be obtained from Newbridge Securities Corporation, Attn: Equity Syndicate Department, 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432, by email at syndicate@newbridgesecurities.com, or by telephone at (877) 447-9625.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of abdominal colorectal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses use of proceeds from the offering, and the timing and final terms of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 28, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites and social media sites have been provided as a convenience, and the information contained on such websites or social media sites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.
Ori Warshavsky
COO – US
908-858-5995
IR@Polypid.com

Investors:

Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com